UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PBF ENERGY INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

69318G106

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318G106	13G	Page 2 of 22 Pages

1.	Name of Reporting Persons: FR PBF Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 8,374,483.5
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 8,374,483.5
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 69318G106	13G	Page 3 of 22 Pages

1.	Name of Reporting Persons: FR PBF Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 25,502,843
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 25,502,843
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 69318G106	13G	Page 4 of 22 Pages

1.	Name of Reporting Persons: FR XII PBF Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 33,877,326.5
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 33,877,326.5
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 69318G106	13G	Page 5 of 22 Pages

1.	Name of Reporting Persons: FR XII PBF AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 69318G106	13G	Page 6 of 22 Pages

1.	Name of Reporting Persons: FR XII-A PBF AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 69318G106	13G	Page 7 of 22 Pages

1.	Name of Reporting Persons: First Reserve GP XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 33,877,326.5
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 33,877,326.5
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 69318G106	13G	Page 8 of 22 Pages

1.	Name of Reporting Persons: First Reserve GP XII Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 33,877,326.5
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 33,877,326.5
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 69318G106	13G	Page 9 of 22 Pages

1.	Name of Reporting Persons: WILLIAM E. MACAULAY
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 33,877,326.5
	6.	Shared Voting Power: 67,754,653
	7.	Sole Dispositive Power: 33,877,326.5
	8.	Shared Dispositive Power: 67,754,653
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,754,653
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 74.2%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer

PBF Energy Inc. (the “Company”)

(b).	Address of Issuer’s Principal Executive Offices:

One Sylvan Way

2nd Floor

Parsippany, NJ 07054

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	First Reserve GP XII Limited

(ii)	FR PBF Holdings LLC

(iii)	FR PBF Holdings II LLC

(iv)	FR XII PBF Holdings LLC

(v)	FR XII PBF AIV, L.P.

(vi)	FR XII-A PBF AIV, L.P.

(vii)	First Reserve GP XII, L.P.

(viii)	William E. Macaulay

FR XII PBF Holdings LLC is the sole member of each of FR PBF Holdings LLC and FR PBF Holdings II LLC (the “First Reserve Vehicles”). FR XII PBF AIV, L.P. (“FR XII”) and FR XII-A PBF AIV, L.P. (“FR XII-A”) are the managing members of FR XII PBF Holdings LLC. First Reserve GP XII, L.P. is the general partner of FR XII and FR XII-A. First Reserve GP XII Limited is the general partner of First Reserve GP XII, L.P. William E. Macaulay is a director of First Reserve GP XII Limited and has the right to appoint a majority of the directors of its board.

Item 2(b).	Address of Principal Business Office

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

Item 2(c).	Citizenship

Each of the First Reserve Vehicles and FR XII PBF Holdings LLC, is organized under the laws of the State of Delaware. Mr. Macaulay is a U.S. citizen. Each of FR XII, FR XII-A, First Reserve GP XII, L.P. and First Reserve GP XII Limited are organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.001 par value per share (the “Common Stock”).

Common Stock reported as held by the First Reserve Vehicles consists entirely of shares of Common Stock deliverable upon exchange of outstanding series A units of PBF Energy Company LLC (the “PBF LLC Series A Units”). Pursuant to an exchange agreement, PBF LLC Series A Units are exchangeable at any time for shares of Common Stock on a one-for-one basis, subject to certain equitable adjustments for stock splits, stock dividends and reclassifications. The First Reserve Vehicles each hold one share of Class B common stock of the Company. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of the Company that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As the Reporting Person exchanges PBF LLC Series A Units for shares of Common Stock pursuant to the exchange agreement, the voting power afforded to the Reporting Person by its share of Class B common stock of the Company will be automatically and correspondingly reduced.

Item 2(e).	CUSIP Number:

69318G106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Based on 23,567,686 shares of Common Stock outstanding as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2012, and assuming exchange of the PBF LLC Series A Units that may be deemed to be beneficially owned by such Reporting Person. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As described under “Executive Compensation—Compensation Discussion and Analysis—Summary of PBF LLC Series B Units” in the Final Prospectus of the Company, filed with the SEC on December 13, 2012, holders of profits interests in PBF Energy Company LLC (the “Series B Units”), including certain officers of the Company, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of the First Reserve Funds and the Blackstone Funds listed below (collectively, the “Shareholder Parties”) is a party to the Stockholders’ Agreement of the Company dated as of December 12, 2012 (the “Shareholders Agreement”). Given the terms of the Shareholders Agreement, each of the Shareholder Parties and certain of their respective affiliates may be deemed to be a member of a group that may be deemed to beneficially own the aggregate 67,754,653 shares of Common Stock, consisting entirely of outstanding PBF LLC Series A Units exchangeable into shares of Common Stock, or 74.2% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties, subject to the Shareholders Agreement.

The First Reserve Funds

FR PBF Holdings LLC

FR PBF Holdings II LLC

The Blackstone Funds

Blackstone PB Capital Partners V Subsidiary L.L.C.

Blackstone PB Capital Partners V-AC L.P.

Blackstone Family Investment Partnership V USS L.P.

Blackstone Family Investment Partnership V-A USS SMD L.P.

Blackstone Participation Partnership V USS L.P.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

FR PBF Holdings LLC

By:	FR XII PBF Holdings LLC, its sole member

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR PBF Holdings II LLC

By:	FR XII PBF Holdings LLC, its sole member

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XII PBF Holdings LLC

By:	FR XII PBF AIV, L.P., its managing member

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XII PBF AIV, L.P.

By:	First Reserve GP XII, L.P., its general partner

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XII-A PBF AIV, L.P.

By:	First Reserve GP XII, L.P., its general partner

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

First Reserve GP XII, L.P.

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

First Reserve GP XII Limited

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
By:	Anne E Gold, Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 14, 2013, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated April 11, 2012, granted by WILLIAM E. MACAULAY in favor of Anne E. Gold.